UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2019
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On July 1, 2019, Hermitage Offshore Services Ltd. (the “Company”) increased the size of its board of directors (the "Board") from six to eight members, and appointed Mr. Bjarte Boe as Class A director and Mr. Cameron Mackey as Class B director, effective as of the same date. The Board has determined that Mr. Boe is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.  The biographical information of Mr. Boe and Mr. Mackey is included below.
Mr. Bjarte Boe
Mr. Boe has over thirty years of experience in the finance industry. From 1995 to June 2019, he held a range of management positions at Skandinaviska Enskilda Banken AB (publ), or SEB, a Nordic financial services group. Mr. Boe most recently served as Head of Shipping and Offshore Finance at SEB, and was Global Head of Investment Banking at SEB Stockholm between 2012 and 2016. He also previously held various other bank related management positions at Christiania Bank between 1986 and 1995, a Norwegian bank that later merged with MeritaNordbanken to become Nordea, and was a shipbroker at R.S. Platou between 1983 and 1986. Mr. Boe has an M.B.A. from the Norway School of Economics and Business Administration.
Mr. Cameron Mackey
Mr. Mackey has served as the Company's Chief Operating Officer since December 2018. He has also served as Chief Operating Officer of Scorpio Tankers Inc. since 2010, and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc., a position he has held since July 2013. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: July 1, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer